SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                 SCHEDULE 13D/A, AMENDMENT NO. 1
            Under the Securities Exchange Act of 1934


                      COSMETIC SCIENCES, INC.
                         (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                           221241 10 1
                         (CUSIP Number)

333 EARLE OVINGTON BLVD., UNIONDALE, N.Y.  11553; (516) 832-7412
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                            JUNE 20, 1996
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or
(4), check the following box. [ ]

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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The Filing Persons, Ivan Kaufman ("Kaufman") and Arbor Home
Healthcare Holding LLC ("Arbor"), hereby amend their Schedule 13D filing in respect of Cosmetic Sciences, Inc. ("CSI"), filed with the Commission on November 13, 1995, so as (i) to reflect the agreement reached on June 20, 1996 by and among Arbor, Cosmetic Sciences, Inc. ("CSI") and Coss Holding Corp. ("Coss"), a copy of which is attached hereto, providing for the extension from June 21, 1996 to August 21, 1996 of the date by which Arbor may exercise an option to purchase up to 6,500,000 shares of CSI common stock at an exercise price of $.10 per share; (ii) to update the Schedule 13D to note that Coss has placed all of its shares of CSI in a voting trust (the "Voting Trust"); and (iii) to note the receipt of certain approvals from the New York State Department of Health (the "NYSDOH") and the New York State Public Health Council ("NYSPHC") with respect to Arbor's rights in connection with the Voting Trust and the right of Arbor to nominate the majority of the CSI Board of Directors.


Item 6. Contracts, Arrangements, Understandings or relationships With Respect to Securities of the Issuer.

          Pursuant to an agreement dated on October 31, 1995 and amended on June 20, 1996 (the "Option Agreement"), Arbor has received an option to purchase up to 13,000,000 shares of CSI common stock from CSI, half of which must be purchased, if at all, by August 21, 1996, and half, if at all, by November 1, 1996. Pursuant to this agreement, Coss has placed all of its 12,749,658 shares of CSI common stock ("Coss Shares"), representing a majority of the outstanding CSI capital stock, in the Voting Trust. Arbor currently has the right to direct the voting trustee of the Voting Trust to vote all of the Coss Shares and to nominate the majority of the CSI Board of Directors, having received the approval of the NYSDOH and NYSPHC as to these matters. Coss will retain all economic rights in the Coss Shares, including rights to dividends. As part of the Option Agreement, Arbor may, in its discretion, lend CSI up to $500,000. There are various negative covenants in favor of Arbor with respect to actions that may be taken by Coss, its shareholders, CSI and TPC Home Care Services, Inc., a majority owned subsidiary of CSI.

          Separately, Coss and CSI have agreed that CSI will register the Coss Shares for sale under the Securities Act of 1933, as amended, commencing one year after CSI's common stock is admitted to trading on the NASDAQ Stock Market, such registration to be effected over a three year period, with one-third of the Coss Shares to be registered in each year of such three year period.
CSI and Coss have agreed that CSI may, in lieu of registering the Coss Shares, redeem them at a price equal to 75% of the average bid price in effect in the thirty (30) trading days prior to a demand for registration being made as to any part of the Coss Shares. Arbor has the right to purchase the Coss Shares in lieu of CSI at the same prices, terms and conditions as CSI and such purchase shall also have the effect of excusing CSI's obligation to register the Coss Shares which are so purchased.

Item 7.   Material to be filed as Exhibits.

          The following is filed herewith as an exhibit to this
Schedule 13D/A, Amendment No. 1:

          1.   Agreement, dated June 20, 1996, by and among CSI,
               Arbor, Coss and certain of Coss' shareholders extending the Option Termination Date from June 21, 1996 to August 21, 1996.

Signature.

          After reasonably inquiry and to the best of our knowledge and belief, the undersigned both certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 1996

                    Arbor Home Healthcare Holding LLC


                    By: IVAN KAUFMAN
                        IVAN KAUFMAN

                    IVAN KAUFMAN
                    IVAN KAUFMAN

                            ADDENDUM


                STATEMENT REGARDING JOINT FILING



     The undersigned, Arbor Home Healthcare Holding LLC and Ivan
Kaufman, hereby agree that, pursuant to Rule 13(d-1)(f)(1), Amendment No. 1 to Schedule 13D/A to which this agreement is annexed as an exhibit may be filed jointly on our behalf.


                    ARBOR HOME HEALTHCARE HOLDING LLC


                    By:Ivan Kaufman
                       Ivan Kaufman, Member

                    Ivan Kaufman
                    IVAN KAUFMAN